Filed by Permian Resources Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Earthstone Energy, Inc.

Commission File No.: 001-35049

TRANSCRIPT

08 - 21 - 2023

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

TOTAL PAGES: 11

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

CORPORATE SPEAKERS:

Hays Mabry

Permian Resources Corp; Senior Director Investor Relations

James Walter

Permian Resources Corp; Co-Chief Executive Officer

Will Hickey

Permian Resources Corp; Co-Chief Executive Officer

Guy Oliphint

Permian Resources Corp; Chief Financial Officer

PARTICIPANTS:

Neal Dingmann

Truist Securities; Managing Director

Fernando Zavala

Pickering Energy Partners; Analyst

Leo Mariani

Roth MKM; Analyst

Nitin Kumar

Mizuho Financial Group; Analyst

Subash Chandra

Benchmark; Analyst

Oliver Huang

TPH&Co.; Director

PRESENTATION:

Operator^ Good morning, and welcome to Permian Resources’ conference call to discuss its proposed acquisition of Earthstone Energy. Today’s call is being recorded. A replay of the call will be accessible until September 4, 2023 by dialing (877) 674-7070 and entering the replay access code, 042970 or by visiting the Company’s website at www.permianres.com.

At this time, I will turn the call over to Hays Mabry, Permian Resources’ Senior Director of Investor Relations, for some opening remarks. Please go ahead.

Hays Mabry^ Thank you. And, thank you all for joining us on the call this morning to discuss Permian Resources’ recent transaction. On the call today are Will Hickey and James Walter, our Chief Executive Officers, and Guy Oliphint, our Chief Financial Officer.

This morning, we posted a presentation to our website that we will reference during today’s call. You can find the presentation on our website homepage or under the News & Events section at www.permianres.com. After the prepared remarks, we’ll open it up for a question-and-answer session.

Finally, I would like to remind everyone that today’s call includes forward-looking statements. Any forward-looking statements that are made on today’s call are based on reasonable assumptions as of this date and time, and we undertake no obligation to update these statements as a result of new information or future events. I would refer you to our SEC filings for a full review of these risks and/or additional disclosures.

With that, I will turn the call over to James Walter, Co-CEO.

James Walter^ Thanks Hays, and thank you to everyone for joining us this morning. We are incredibly excited to announce that Permian Resources has signed a definitive agreement to acquire Earthstone Energy in an all-stock transaction. We are extremely proud of our people, our organization and all that we have accomplished in the twelve months we have been a public company. And we are highly confident that this acquisition is the right next step as we seek to maximize shareholder value going forward.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

But before I get into the merits of the transaction, I’d just like to say how impressed we are with the Earthstone team and the Company they’ve built. Robert and his team have done a tremendous job over the past several years, transforming Earthstone from a production-weighted company with assets in the Midland Basin, to the high-quality, Delaware-Basin focused Horizontal business they have today.

I speak for our entire leadership team when I say that we’ve sincerely appreciated getting to know Robert and his executive team over the last few months, and would say that day in and day out we continue to be impressed with their singular focus on doing whatever it takes to maximize value for their shareholders. And this transaction is a great example that does just that.

I’m proud to welcome Earthstone’s employees to the Permian Resources’ team, and we are excited to roll up our sleeves and get to work on building the best Permian business we can together.

As you can see on Slide 2, we believe this transaction solidifies Permian Resources’ position as a leading Permian Basin independent. First and foremost, this deal enhances value for our shareholders and is highly accretive across all metrics including cash flow per share, free cash flow per share and NAV. Notably the transaction is highly accretive in the near term, enhancing free cash flow per share by more than 30% per year in the first two years, and long term, increasing free cash flow per share by over 25% per year over the next 10 years.

All of that incremental free cash flow will increase our variable return to shareholders and allow us to increase our base dividend by 20%, all while maintaining a strong balance sheet with leverage less than 1x at closing. The combined business will also provide significant economies of scale, with over 400,000 net Permian acres and 300,000 Boe/d of production, making it one of the largest producers in the Permian Basin with a pro forma enterprise value of $14 billion. We’re excited about how this transaction significantly increases our scale in Northern Delaware and plan to harvest cash in the Midland Basin to reinvest back into higher rate of return parts of our business.

Now, let me quickly go over the terms of the transaction, which can be found on Slide 4. The acquisition is structured as an all-stock transaction, with each share of Earthstone common stock being exchanged for a fixed exchange ratio of 1.446 shares of Permian Resources common stock, which represents an 8% premium to the 20-day volume weighted average exchange ratio. Upon closing of the transaction, which is expected by year-end, Permian Resources’ shareholders will own approximately 73% of the business and Earthstone shareholders approximately 27. Sponsor ownership will remain flat at approximately 45% after the transaction, and we remain committed to ensuring a thoughtful and orderly path to liquidity for our sponsors over time.

Turning to Slide 5, we would like to re-iterate that we have maintained a very disciplined approach to M&A during our last 12 months as a public company as well as the preceding seven years on the private side. We have a very long and successful track record of M&A that creates value for our shareholders, and are highly confident that we will continue to build upon that with this Earthstone transaction.

Given the high quality of our business today, and specifically the depth of our high-quality inventory, the bar is very high when it comes to potential acquisitions. But we are confident the Earthstone acquisition exceeds all of our rigorous investment criteria.

First, we’ve acquired this business at an attractive valuation, where we are highly confident we can exceed our return thresholds. Our purchase price represents a slight discount to Proved-Developed PV-10, while adding significant high-quality, Delaware inventory at little or no cost. And the best of this inventory, which is found in the Northern Delaware offset our legacy position, and competes for capital within our portfolio immediately. We haven’t seen very many opportunities in the past few years that had inventory that can compete with what we already have. And that’s one of the reasons we got so excited.

Second, this transaction is accretive to all key financial metrics before synergies, and extremely accretive with synergies. Third, we are acquiring the business in a structure that allows us to maintain and ultimately improve our balance sheet and credit profile. But finally, and most importantly, we believe this transaction will continue our track-record of enhancing shareholder value through increased free cash flow per share and returns to investors. These are just a few of the reasons why we’re so excited for this deal.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

As we flip to Slide 6, I’d like to take a step back and provide investors with a little more color on how we got here today. Going back to shortly after we closed our merger, our team began the process of evaluating all of the larger business that we thought could become acquisition opportunities over the next year, both private companies we thought could be headed to market and public companies we believed could be good merger candidates. As we went through that process, we became aware that Earthstone was a much more attractive acquisition candidate than we originally would have thought. And as we did more work on Earthstone at the start of this year, we came to the conclusion that it was likely the most attractive acquisition of any deal on our radar, both public or private.

Their recent series of Delaware acquisitions have really elevated the quality and duration of their inventory and the caliber of their business in a big way. We watched as they acquired Chisholm, Titus and ultimately Novo and although our M&A focus was other places during those processes, we had done the work and really liked each of those deals. And ultimate, our evaluation made it clear that Earthstone’s multiple did not reflect how good of a go-forward business they had built in the Delaware.

We went on to exchange data with their team in late spring, and as we got under the hood and got our hands on private data, we came to like the acquisition more and more. And just as importantly we grew comfortable that the Earthstone team was a group of like-minded people who we would be excited to partner with in this next chapter.

And as those on the call know, there have been quite a few other Private Permian deals on the market over the past nine months, with roughly 12 Permian deals totaling over $14 billion of total value transacting. While none of those larger private deals met all of our acquisition criteria, we have continued to find lots of smaller ground game opportunities, completing over 130 smaller transactions over the last nine months. The larger deals we evaluated during the first eight months of this year offered near-term accretion, but no other deal of scale was able to offer the combination of high-quality inventory and both near term and long-term accretion that Earthstone offered.

That’s why we’re so excited for this acquisition. It really was the first opportunity of scale we have evaluated since becoming public that checks all of our boxes. And most importantly, we believe that this transaction makes Permian Resources a better business. Ultimately when evaluating potential transactions, our number one goal has been and will continue to be to enhance value for our shareholders, of which we are all big shareholders ourselves.

With that, I’ll turn the call over to Will to provide an overview of the Earthstone assets and discuss in more detail the synergies we expect to drive.

Will Hickey^ Thanks James. On Slide 8, I want to take some time to walk through the Earthstone Northern Delaware assets that got us so excited about this transaction. Our team has a lot of experience operating in the Delaware Basin, that experience gives us conviction that Earthstone’s Delaware assets bring Tier 1 inventory that compete for capital immediately.

All of Earthstone’s Delaware Basin assets are in areas where we are already operating, and they provide significant remaining undeveloped fairways in the same benches we are drilling today. But they also come with significant upside that we haven’t seen in other recent opportunities.

As James mentioned in his prepared remarks, this transaction is accretive to all financial metrics without synergies, but the large synergy opportunity is just another thing that made this deal so attractive. By leveraging our scale, efficient operational practices, organizational low-cost focus, and balance sheet strength, we expect to achieve $175 million in annual operational and financial synergies.

On the operational side, we are currently drilling and completing wells directly offset the Earthstone position with significantly faster cycle times and lower overall spread rates, which together lead to over $1 million per well in savings. For example, our high spec rig contracts are at lower prices than Earthstone’s lower quality rigs, and we are averaging several days faster per well.

Additionally, our operations team has identified significant opportunities to improve lease operating expenses on Earthstone’s assets, and believe that we can lower their LOE per BOE to something closer to our current cost structure. For example, we plan on improving run-times, reducing high-cost workovers, expanding power infrastructure, and optimizing water gathering and disposal.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

Overall, between identified Drilling, Completion & Facilities, LOE and GP&T savings, we expect to achieve $115 million per year in annual operational savings by year-end 2024. We discussed on our Q2 earnings call that we have worked hard to reach a peer leading cash G&A position, and we expect to continue our low-cost leadership on the G&A front for the combined company. We have already identified $30 million in cash G&A savings compared to Earthstone’s current cost structure, which will further improve our industry leading G&A metrics.

From a financial synergy perspective, shown on Slide 11, we have identified an additional $30 million of annual savings that we expect to result from refinancing Earthstone’s long-term debt. In addition, the all-stock transaction allows the combined company to maintain a strong pro forma balance sheet, with leverage at closing less than 1x and pro forma liquidity of over $1 billion, with the goal of eventually achieving investment grade credit rating. In total, when combining the operational, G&A, and financial savings, we expect to achieve $175 million in annual synergies.

The Permian Resources team has a proven track record of executing on integration and synergy capture, as evidenced by the integration of the Colgate-Centennial merger, where we successfully achieved the synergies and targets outlined at closing and more. We look forward to working with the Earthstone team to execute on these identified savings to make our combined business better and deliver more value to shareholders.

As we think about the combined company on Slide 12, Permian Resources and Earthstone are running 11 rigs in the Permian, with nine of those dedicated to the Delaware Basin. We plan on allocating roughly 90% of our capital towards the Delaware Basin next year, with approximately one rig in the Midland Basin. The quality of Earthstone’s Northern Delaware position allows us to maintain Permian Resources’ capital efficiency and well productivity year over year.

Overall, our key priorities have remained unchanged and we will continue to focus on maximizing free cash flow in the near to mid-term and creating shareholder value going forward. As a reminder, with this transaction we are announcing a 20% increase to the base dividend, effective in 2024, and will maintain our existing variable return framework.

In closing, it’s almost been one year to the day since we closed the Centennial-Colgate merger to form Permian Resources. We are incredibly proud of all the work our team has done to put us in the position to execute on another strategic transaction to drive further value for our shareholders. Over the last year, we have been very active in evaluating potential transactions, and are excited to have found the deal that we believe is the right one, making an even better Permian Resources. We are ready to get to work on integration and continue our goal of maximizing value for shareholders.

Thanks for listening, and now we’ll go to Q&A.

QUESTION & ANSWER:

Operator^ Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. (Operator Instruction) Our first question comes from Neal Dingmann from Truist Securities. Please go ahead. Your line is open.

Neal Dingmann^ Good morning, guys. On — with looks like the — a great deal. James, Will, my first question. You all mentioned the 11 rigs and I believe you’ll have about four or five frac fleets. I know you don’t have the 24 guide yet. But I’m just hoping could you give maybe a sense of how you all are thinking about future production growth? I know you’ve mentioned boosting the base dividend. But I’m just wondering how you’re thinking about production growth. And if you have any ideas on, what acreage you might be targeting now on the pro forma first?

Will Hickey^ Yes, Neal, I mean, I think our view on kind of production growth really hasn’t changed. The combined business has the same quality inventory and depth that gives us the flexibility to kind of turn that dial based on what we see from kind of service cost inflation and commodity prices. So really, I would think about it as kind of the same framework under which we were evaluating ‘24 kind of before this deal, which is we’re going to continue to watch what service costs and commodity prices look like and kind of ultimately lay out a plan. But something kind of between 0% and 10% growth or probably the book ends and we’ll just have to see kind of how that — how it shakes out between now and then.

And then as far as —

Neal Dingmann^ Okay.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

Will Hickey^ — like specific allocation, it’ll be a Delaware Basin allocation and, probably slightly weighted towards the New Mexico side over the Texas side.

Neal Dingmann^ Yes, that makes sense. And then probably be remiss if I didn’t ask [that], Will or James, I think you said, but 45% pro forma overhang app top pro forma for the deal. I’m just wondering, any idea what the lockup would be for the large holders? And then secondly, would you all consider participating sooner than later on, in a meaningful way, if any of these large holders decide to sell in the coming quarters?

Guy Oliphint^ Hey, Neal, it’s Guy. The short answer is yes, we have lockups from the Board member sponsors EnCap, Pearl, and Riverstone. We’ve had a coordinated process, as you know, for shareholder monetization. And we’re going to continue to do that through the registration rights agreement as part of the transaction. What that really does is allows PR to continue to facilitate the coordinated and thoughtful monetization process that we’ve had post-merger.

We’re really confident in our plan here. It’s the same plan we’ve executed over the past 12 months, which has been successful for us and our sponsors, were fortunate to have a really great and supportive sponsor group that believes in what we’re doing and our focus on long term value creation.

James Walter^ And be excited to and plan to use the buyback kind of as we have in the past.

Neal Dingmann^ Got it. That makes sense. Thanks, Guy. Thanks, James.

James Walter^ Thanks, Neal.

Hays Mabry^ Sorry, Operator, we can go to the next question please. Operator, can you hear me? Operator, this is Hays, can you hear me?

Operator^ Apologies. The operator speaking.

Hays Mabry^ Great, thank you.

Operator^ Apologies. I’ll go —

Hays Mabry^ You can go to the next —

Operator^ — yes, well, I’ll move on to the next question. The next question comes from Fernando Zavala from Pickering Energy Partners. Please go ahead. Your line is open.

Unidentified Participant^ Hey, guys, good morning. I was wanting to ask about the Midland or, stepping out into Midland new asset for you guys. Can you talk about what you find attractive in those assets? And what the potential long-term plans would look like?

James Walter^ Yes, I think I started by saying what really got us excited and the reason we did this deal was for Earthstone’s Northern Delaware position. That’s kind of the core of our investment thesis and our, the vast, vast majority of our go forward plan. I mean, the simple answer is we liked that Midland Basin asset for the free cash flow that it spits off that that assets a free cash flow machine and our plan is to take that free cash flow and, and harvest it, kind of in harvest mode, and we can reinvest those dollars in the Delaware Basin. And that actually is a really good system that works really well.

I think longer term, we’ll just have to wait and see. I think we like kind of having that up on the shelf for now while we harvest cash flow, but I think, over time, if opportunities arose, I think we’d be — we’d certainly be interested in, what strategic alternatives could look like for that asset. I’d say that’s not something we’re doing at the present time or plan to do so immediately. But I think over time, we’d obviously explore if there was ways to kind of extract additional value from the Midland Basin. But this is a Delaware Basin company. That’s how we think about the focus going forward.

Unidentified Participant^ Got it. Okay, thank you. Congrats guys.

Operator^ Thank you. The next question comes from Leo Mariani from Roth MKM. Please go ahead. Your line is open.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

Leo Mariani^ Yes. Hey, guys wanted to follow up a little bit on the amendment here. So, you’re talking about part of the one rig there next year. Is that going to basically lead to kind of production declines there in the Midland for the foreseeable future, you’ll certainly talk about harvesting the free cash flow reinvesting in the Delaware, that certainly makes sense. But just trying to get a little sense of the kind of profile there. And what’s kind of the split of Earthstone’s production between Midland and Delaware?

James Walter^ Yes, so, I mean, the plan is definitely to let that asset the Midland Basin asset decline. I think that that one rig, Earthstone does have some really good high-quality inventory that competes for capital in kind of Midland County and call it the northwestern most part of their position in Reagan, kind of central Reagan, and that rig will be there at least for the next probably year or two. But the plan is to let that asset decline and we like that.

But, as you know, our plan is always to allocate capital and rig activities to our highest rate of return projects. And, for obvious reasons, the vast majority of those are in the Delaware.

Leo Mariani^ Okay. And you guys have an estimate of kind of the split on Earthstone’s production between Midland and Delaware?

James Walter^ Pro forma the business is going to be kind of the majority of that production is going to be from the Delaware, I think it’s something like 15% or less of oil production comes from the Midland.

Leo Mariani^ Okay. And then with respect to the G&A, that you guys talked about, you guys are targeting I guess 30 million in G&A synergies on the cash side. It looks like Earthstone, probably has annual G&A of just over 50 million, on the cash side here. So, are you definitely planning on keeping, some of the employees here as you kind of operate the much larger asset base? Can you talk to that a little bit?

Will Hickey^ Yes. So I think of Earthstone’s kind of post novo run rate as closer to 60. And yes, I’d say that the vast majority of those will be from kind of synergies at the executive level and other just kind of duplicative software programs, things like that. I think from an employee perspective, we are excited to keep and work with the Earthstone team.

Leo Mariani^ Okay, thanks.

Will Hickey^ Thanks, Leo.

Operator^ Thank you. Our next question comes from Nitin Kumar from Mizuho. Please go ahead. Your line is open.

Nitin Kumar^ Hi, good morning, guys. Thanks for taking my question. Let’s start with just some of these drilling efficiencies. You were obviously, as you showed in your slides a little bit ahead of Earthstone in terms of how efficient your operations were. Are there any challenges from a geology or geography standpoint that you see with the expanded acreage?

Will Hickey^ No. This is — we are — we have run rigs kind of in all the same areas across the Northern Delaware Basin. So, we know exactly what we’re getting into. And I think we know how to achieve those synergies, we just got to go get them, it’ll take — it’ll take time to kind of incorporate our best practices, optimizing the rig fleet, but we’re very confident that we can achieve these synergies.

Nitin Kumar^ Okay. And maybe sticking on the synergy’s topic, there was a pretty wide gap between your lease operating expenses and where Earthstone was. Just have you — you mentioned that you have some projects identified, et cetera. Would you — can you describe a little bit about, the nature of the projects? And is it the low hanging fruit? Or is it something that would require a bit more investment on your part to achieve those, I think 30 million or so you said, of synergy.

Will Hickey^ I think it’s a little bit of both. But I mean, as we sit here today, most of those synergies come from things that we were able to identify just from kind of, I’d say, evaluating the assets from kind of across the street. It — as you think about those synergies, you can only get so far from an evaluation and I’m, I’m very confident kind of once our, our team gets our hands on these assets that we’ll be able to achieve those and more.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

A lot of it’s just things kind of from our scale, things like optimizing water disposal, you know we’ve got a long-standing relationship with WaterBridge, et cetera, to kind of continue to expand upon our water disposal footprint. And then a lot of it’s just blocking and tackling think about as, artificial lift optimization, minimizing failures, increasing runtime and just kind of doing the things on the ground that they kind of over time, picking up those pennies and quarters, that adds up to dollars.

Nitin Kumar^ Okay. And if I can sneak one more in you — you talk about how the pro forma company’s oil makes it a little bit less than what your current oil mix is. I think it goes down to about 46% from 51%. As you refocus on the Delaware Basin, do you expect that oil mix to be in the 45 range or should we expect it to come back up over time?

Will Hickey^ Yes, I think of it as our development wedge that we’re drilling every year should be consistent with the oil mix that kind of we got from Legacy PR’s development wedge, which would should definitely kind of continue to bring that up over time.

Nitin Kumar^ Got it. Thanks guys.

Will Hickey^ Thank you.

Operator^ Thank you. The next question comes from Subash Chandra from Benchmark. Please go ahead, your line is now open.

Subash Chandra^ Yes, thank you. Congrats. For follow up on the synergies again. So, the synergies don’t assume that you can drop a rig, but is it possible that once you get through it that you might be able to accomplish the same while reducing a rig count pro forma rig count?

Will Hickey^ Yes. Definitely possible, but I think the way that we think about rig count, it really starts with kind of a capital allocation exercise for next year, which will be ongoing over the next three or four months based on kind of service costs and commodity prices. And we’ll settle on a well count, and then kind of back into the number of rigs to optimize kind of the execution of that well count.

So, I think everything’s on the table, we could drop a rig, we could add a rig, or we could keep rig count flat, it’ll really start from kind of the right, the right amount of capital to spend, which is really dictated by what we see on the service cost and commodity price side.

Subash Chandra^ Great, thanks. And I don’t know if there’s a, perfectly clear response for this, but you extolled the inventory that Earthstone brings, yet the transaction value, I think, according to the slide is slightly below PDP value. In the incongruent, how do you explain that sort of opportunity on valuation of the acquirer?

James Walter^ Yes, I mean, I think the answer just goes back to how we got here. I mean, I think that like I mentioned in my opening remarks, the Earthstone team has done a remarkable job transforming their business over the last two years, I can’t emphasize enough that the acquisitions that they acquired are probably our three favorite Delaware Basin acquisitions that we didn’t buy, we bought some other really good ones kind of around the same times.

But I’d say for whatever reason, the market never adjusted and reflected the multiple that that Earthstone trades at to reflect just how high quality that business was. And, I can’t answer to why, I think that’s something that Robert and his team have been kind of working through for a long time. But the answer is, their multiple’s kind of stayed the same and as it’s been, and their business has gone from one that was a, production-weighted business, with some development in the Midland Basin to an incredible high quality Delaware Basin business, and the market hadn’t gotten there yet. And I think that’s what created the opportunity for us.

Subash Chandra^ Perfect, thank you.

Operator^ Thank you. The next question comes from Oliver Huang from TPH. Please go ahead. Your line is open.

Oliver Huang^ Good morning, guys. Congrats on the acquisition. And thanks for taking the questions.

James Walter^ Thanks.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

Oliver Huang^ Know it’s still a bit early on getting details on the 2024 program, but somewhat of a follow up to Neil’s first question. But looking at the pro forma roadmap that you all have, is that how we should be thinking about the allocation split when thinking about Lea versus Eddy came within New Mexico? Or is that something that can move around a bit more than the one rig on the Eddy assets?

Will Hickey^ I think it can definitely move around a bit. I think it’s too early to kind of say exactly what the Lea to Eddy split is. But we like the Eddy assets a lot. So just looking at that map, I would expect more rigs in Eddy than what you see on it. But again, I mean, it’s — this is stuff that we’re going to be working through in real time. And I can’t speak to the exact allocation between the counties yet.

Oliver Huang^ Okay, that’s helpful. And just with respect to I guess, Northern Delaware infrastructure, how are you all feeling about that post deal I know there’s been some tightness and constraints in the area? Just wanted to see what plans for investment on the front might be?

James Walter^ As I say, both in terms of long term takeaway out of the basin, we both been fortunate to be partnered with the right crude transporters and gas processors, kind of some of the largest guys and the highest quality operators in the basin. So, kind of to date, we haven’t had any issues, moving our hydrocarbons out of the basin and don’t expect any to arise going forward.

Oliver Huang^ Awesome, thanks for the time.

James Walter^ Thanks, Oliver.

Operator^ Thank you. Just one moment. Okay. There appears to be no further questions. I’ll turn the conference to James Walter for closing remarks.

James Walter^ Thank you. Since closing our merger almost a year ago, we’ve delivered leading returns for our sector and outperformed the S&P 500. And we believe that this acquisition positions us to continue creating value and delivering outsized returns to shareholders going forward. The transaction increases the overall quality of our business, enhancing our core Delaware Basin assets, potential of organic growth, efficient operations and strong financial position. By continuing to enhance and cultivate these attributes, we believe that we can continue to create value for our shareholders while solidifying our position as a leader in the energy sector.

Again, and finally we’re excited to welcome the Earthstone team to the Permian Resources family. Thank you everyone for your time today.

Operator^ Thank you. This does conclude today’s conference call. Thank you all for attending. You may now disconnect your lines.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Permian Resources and Earthstone expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Permian Resources and Earthstone pursuant to the Merger Agreement (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Permian Resources may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Earthstone may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Permian Resources’ common stock or Earthstone’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Permian Resources and Earthstone to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Permian Resources’ and Earthstone’s control, including those detailed in Permian Resources’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://permianres.com and on the Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and those detailed in Earthstone’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.earthstoneenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Permian Resources and Earthstone believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Permian Resources and Earthstone undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Permian Resources and Earthstone. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Permian Resources Corp

Conference Call (Proposed Acquisition of Earthstone Energy) Update

Important Additional Information

In connection with the Transaction, Permian Resources will file with the SEC, a registration statement on Form S-4 (the “Registration Statement”), that will include a joint proxy statement of Permian Resources and Earthstone and a prospectus of Permian Resources (the “Joint Proxy Statement/Prospectus”). The Transaction will be submitted to Permian Resource’s stockholders and Earthstone’s stockholders for their consideration. Permian Resources and Earthstone may also file other documents with the SEC regarding the Transaction. The definitive Joint Proxy Statement/Prospectus will be sent to the stockholders of Permian Resources and Earthstone. This document is not a substitute for the Registration Statement and Joint Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Permian Resources and Earthstone may file with the SEC or send to stockholders of Permian Resources and Earthstone in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF PERMIAN RESOURCES AND EARTHSTONE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PERMIAN RESOURCES AND EARTHSTONE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Permian Resources and Earthstone through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Permian Resources will be made available free of charge on Permian Resources’ website at https://www.permianres.com under the “Investor Relations” tab or by directing a request to Investor Relations, Permian Resources Corporation, 300 N. Marienfeld Street, Suite 1000, Midland, TX 79701, Tel. No. (432) 695-4222. Copies of documents filed with the SEC by Earthstone will be made available free of charge on Earthstone’s website at https://www.earthstoneenergy.com, under the “Investors” tab, or by directing a request to Investor Relations, Earthstone Energy, Inc., 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX 77380, Tel. No. (281) 298-4246.

Participants in the Solicitation

Permian Resources, Earthstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Permian Resources’ executive officers and directors is contained in the proxy statement for Permian Resources’ 2023 Annual Meeting of Stockholders filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Permian Resources’ website at https://permianres.com. Information regarding Earthstone’s directors and executive officers is contained in the proxy statement for Earthstone’s 2023 Annual Meeting of Stockholders filed with the SEC on April 27, 2023, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Earthstone’s website at https://www.earthstoneenergy.com.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Permian Resources and Earthstone, potential investors and other readers should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.